

November 8, 2010

Mr. Kevin J. Bratton
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Delaware 19702

> **Re:** **Strategic Diagnostics Inc**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**
> **File No. 0-22400**

Dear Mr. Bratton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Proprietary Technology and Patents, page 9

1. In future filings, discuss the importance of the listed patents to Strategic Diagnostics, and state the duration or term of the listed patents. See Item 101(c)(1)(iv) of Regulation S-K.

Results of Operations, page 19

2. In future filings, please ensure that you discuss the trends, events, and uncertainties that have impacted your results of operations in sufficient detail so that investors can assess the impact of these items on your operations and the likelihood that they will continue. For example, you attribute the 18% decline in sales of Ag-GMO products in 2009 primarily to decreased demand for the company's testing products in Brazil, but you do

not explain the reason for this decreased in demand. We also note that sales of the Ag-GMO products declined 6% in 2008 due to a "shrinking marketplace for products that detect genetic traits in grain and seed," but it is unclear what is causing the marketplace to shrink or whether this is a trend that may continue. Finally, in your Form 10-Q for the quarter ended June 30, 2010, you state that sales of monoclonal products increased 41% and that this was due to increased sales to the company's customers in the biopharma and antibody catalog industries, but you do not provide information necessary for investors to understand why sales to these customers increased or whether this is likely to continue.

<u>Liquidity and Capital Resources, page 21</u>

3. We note that you had capital expenditures ranging from $929,000 in 2008 to $499,000 in 2009. In future filings, please ensure that you discuss your material commitments for capital expenditures as of the end of the fiscal period.

<u>Directors, Executive Officers and Corporate Governance, page 27</u>

4. In future filings, describe clearly the business experience of Mr. Kevin J. Bratton during the past five years. <u>See</u> Item 401(e)(1) of Regulation S-K.

<u>Exhibits</u>

5. Disclosure on page 22 of the Form 10-K states that the credit agreement was amended on August 12, 2009. It does not appear that you have filed the amendment as an exhibit. <u>See</u> Item 601(b)(10) of Regulation S-K, and file the amendment as an exhibit in your next periodic report or in a Form 8-K.

6. Several of your exhibits do not appear to have been filed with the reports from which you are incorporating them by reference. Please advise, and revise in future filings to address the following:

  - <u>Exhibit 10.18</u>. You incorporated this agreement by reference to the Form 10-Q for the quarter ended March 31, 1996. This agreement is not filed, however, as an exhibit to the Form 10-Q for the quarter ended March 31, 1996.

  - <u>Exhibit 10.21</u>. You incorporated this agreement by reference to the Form 10-K for the fiscal year ended December 31, 1996. The agreement is not filed, however, as an exhibit to the Form 10-K for the fiscal year ended December 31, 1996.

  - <u>Exhibits 10.27, 10.28, and 10.29</u>. You incorporated these agreements by reference to the Form 8-K filed March 15, 1999. These agreements were filed, however, as exhibits to the Form 10-Q filed August 11, 2000.

  - <u>Exhibit 10.34</u>. You incorporated this agreement by reference to the Form 10-Q for the quarter ended September 30, 2009, as amended. This agreement was filed, however, as an exhibit to the Form 10-Q for the quarter ended September 30, 2009.

Exhibit 21.1

7. You indicate that the exhibit is filed with the Form 10-K, but the exhibit is not filed with the Form 10-K. Please revise in future filings.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure, page 12

8. Your disclosure in this section should specifically discuss the current leadership structure of your board and why you have determined that the leadership structure of the board is appropriate, given your specific circumstances. For example, you should disclose, if true, that different people serve as your "lead director" and your principal executive officer, and explain why this structure is appropriate for your company at this time. You should also elaborate on the extent of the board's role in risk oversight and the effect that this role has on the board's leadership structure. Please revise in future filings, and provide a sample of what your disclosure would have looked like in your 2010 proxy statement in response to this comment.

Executive Compensation, page 14

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Pamela A. Long, Assistant Director at (202) 551-3765.

Sincerely,

John Cash
Accounting Branch Chief